June 9, 2009

Ms. Cicely LaMothe
Branch Chief
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:                      Raymond James Financial, Inc. (the "Company")
Form 10-K for Year Ended September 30, 2008
File No. 001-09109
.
Dear Ms. LaMothe:

This letter is in response to your comment letter dated June 26, 2009.  Comments in your letter are restated herein in bold, followed by our response.

Form 10-K

Item 3 - Legal Proceedings, page 21

1.
We have read and considered your response to comment two.  We note that there have been no allegations of wrongdoing on the part of the company by the SEC or state authorities.  However tell us of any pending class action suits brought up against the company as it relates to your auction rate securities.  To the extent that there are pending suits, tell us how you met the disclosure requirements of Item 103 of Regulation S-K and SFAS 5..

There is one class action pending against the Company as it relates to auction rate securities.  This matter, entitled Defer, et al. vs. Raymond James Financial, Inc., Raymond James & Associates, Inc. and Raymond James Financial Services, Inc., was filed in April 2008.  The Company's Form 10-Q for the third quarter of fiscal 2008, filed on August 11, 2008, disclosed this litigation.  The disclosure read as follows:  "The Company is also named in a class action lawsuit similar to that filed against a number of brokerage firms alleging various securities law violations."  A similar disclosure appeared in the Company's subsequent Form 10-Q’s and Form 10-K which stated:  "The Company is also named in a class action lawsuit similar to that filed against a number of brokerage firms alleging various securities law violations, which it is vigorously defending."

While the Company included this disclosure within its public filings in conjunction with other disclosures surrounding auction rate securities, it does not believe this was an item that required disclosure pursuant to Item 103 of Regulation S-K as the allegations raised are those which the Company normally receives in connection with the offer and sale of securities, namely that material omissions or misstatements were made in connection with the purchase and sale of auction rate securities.  Notwithstanding, the Company will enhance in future filings the disclosure with regard to this particular action to include the information required under Item 103.

With regard to SFAS 5, the Company does not believe any disclosure with regard to this particular action is required as neither of the conditions required under that statement have been met. There is no information available which would lead one to believe that it is reasonably possible that a liability has been incurred as of the date of the financial statements, nor can the amount of any loss be reasonably estimated.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements and Footnotes

Note 3 - Fair Value, page 10

2.
We have read and consider your response to comment three.  We note that the company determined that third party pricing service bid quotations and broker dealer quotes are the best indicators of fair value.  Given that you use brokers or pricing services to assist you in determining fair values, please consider explaining, in future filings, the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements.  The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

*  The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

*  The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

*  Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

*  The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

*  Whether the broker quotes are binding or non-binding; and

*  The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your asset and liabilities in the fair value hierarchy.

In future filings, the Company will consider describing in more detail its use of broker dealer quotes and pricing services in developing certain fair value measurements.  In addition, the Company will consider describing in future filings the procedures performed to validate the prices obtained are consistent with SFAS 157 and to ensure the proper classification of assets and liabilities in the fair value hierarchy.

Note 6 – Bank Loans, Net, page 21

3.
We have read and considered your response to comment six.  We note that you use broker price opinions for these valuations as access to the property is restricted during the foreclosure process and there is insufficient data available for a full appraisal to be performed.  To enhance an investor's understanding of your loan loss provision, expand your disclosure to discuss how broker price opinions are used and the related factors used to support such opinions in determining the value the property of the collateral underlying your residential loans, consumer loans secured by real estate, and other corporate loans.

RJBank utilizes broker price opinions (“BPOs”) in valuing collateral for residential loans where no access to the home is available.  BPOs are not utilized for corporate loans. BPOs contain relevant and timely sales comparisons and listings in the marketplace, and therefore, RJBank believes that these opinions are good determinants of market value in lieu of appraisals and are more reliable than an automated valuation tool or the use of tax assessed values.  The BPO results are specifically used to evaluate delinquent loans for charge-off.  If the BPO value, adjusted for anticipated selling costs, is less than the loan’s carrying value, the difference is charged-off against the loan loss reserve.  In future filings, the Company will expand its disclosure to discuss how BPOs are utilized.

4.
We also note that a full appraisal is obtained post-foreclosure and management has found that the broker price opinion values are comparable.  Clarify to us, and disclose in future filings, of whether the value of the property is adjusted when there is a difference between the opinion and the full appraisal.

RJBank takes further charge-offs against the loan or write-down on the owned asset (if already foreclosed), if a lower valued appraisal subsequent to a BPO valuation is received.  If the appraisal shows a higher value than the original BPO, any amounts previously charged-off are not reversed.  In future filings, the Company will expand its disclosure regarding its use of appraisals in valuing loans and foreclosed assets.

Note 15 – Regulations and Capital Requirements, page 37

5.
We have read and considered your response to comments seven and eight.  Clarify to us whether you plan to expand your disclosure in your next quarterly filing to include the impact that the "adequately capitalized" status would have had if the capital contribution was not made.  Also to enhance transparency, clarify to us whether you plan to expand your disclosure to discuss the restrictions or limitations on the company in continuing to provide capital to RJBank for it to maintain at the "well capitalized" level.

The Company does not believe it is necessary to discuss the implications of the hypothetical situation of not having made the December 12, 2008 capital contribution to Raymond James Bank (“RJBank”) since the contribution was in fact made. It continues to be the Company’s intention to manage RJBank’s risk weighted capital ratio to ensure that it maintains its “well capitalized” status and considers it unlikely that RJBank would have other than a well capitalized status.  RJBank’s risk weighted capital ratio is expected to be over 11% at June 30, 2009, well in excess of the 10% required to be well capitalized.  The Company will consider expanded disclosure within its discussion of risk factors regarding the implications of not maintaining a “well capitalized” status. The Company’s discussion of its liquidity in the Management’s Discussion and Analysis section of future filings will address the limitations on the Company’s ability to provide capital to RJBank in order for it to maintain “well capitalized” status.

*  *  *  *

On behalf the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey P. Julien
Jeffrey P. Julien
Chief Financial Officer
Raymond James Financial, Inc.
880 Carillon Parkway
Saint Petersburg, FL 33716